Exhibit 99.1

Yiren Digital

Yiren Digital Provides Further Update on Operations

BEIJING, Oct. 14, 2026 /PRNewswire/ -- Yiren Digital Ltd. (NYSE: YRD) ("Yiren Digital" or the "Company"), a leading company specializing in financial technology and artificial intelligence innovation across multiple industries in China and global markets, today provided a further update on several recent developments concerning the company amid the investigation involving certain affiliates of the Company's controlling shareholder.

Operational Independence and Update on Investigation

Yiren Digital is a NYSE-listed company with its own board of directors (the "Board") and management team and maintains financial reporting and day-to-day operations separate from those of its controlling shareholder. The Company continues to operate in the normal course of business and continues to maintain its operational independence as the investigation develops.

Based on information currently available to the Company, the investigation relates to business activities outside Yiren Digital and is not directly related to the Company's business operations. The Company focuses on AI-enabled financial services, insurance brokerage and technology-driven operations and does not provide any financial guarantees of any kind to its controlling shareholder or its affiliates.

Related-Party Financial Arrangements

Separately, the Company has previously disclosed certain related-party financial arrangements in its filings with the U.S. Securities and Exchange Commission. As disclosed in its unaudited financial results for the quarter ended June 30, 2026, released on September 30, 2026, the Company recognized a provision for credit losses on certain related-party loan receivables following a reassessment of their recoverability. The Company continues to assess the potential additional financial impact of recent developments, and will make any disclosures required under applicable laws, regulations and listing standards.

Share Repurchase Program

The Company reaffirms its intention to continue implementing its previously announced share repurchase program. On July 2, 2026, the Company's Board authorized a share repurchase program of up to US$20 million over a 12-month period. As previously reported, the Company held cash and cash equivalents of approximately RMB1.7 billion (US$250 million) as of June 30, 2026. The Company believes it has sufficient financial resources to continue implementing the program, subject to market conditions, applicable regulatory requirements and the Company's liquidity needs.

Yiren Digital remains focused on operating prudently and in compliance with applicable laws and regulations, safeguarding the interests of its customers, business partners and shareholders, and maintaining transparent communication with investors and the capital markets.

About Yiren Digital

Yiren Digital Ltd. is a leading company specializing in financial technology and artificial intelligence innovation across multiple industries in China and global markets. The Company leverages advanced artificial intelligence and emerging technologies to enhance customer experience, optimize capital efficiency, and expand financial inclusion. Following the regulatory filing of its in-house developed Large Language Model Zhiyu and the significant enhancement of its MagiCube Agent platform, Yiren Digital is establishing a new growth engine to accelerate its evolution into an AI-native, multi-industry operating platform extending beyond traditional financial services. For more information, please visit https://ir.yiren.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "aim," "anticipate," "believe," "estimate," "expect," "hope," "going forward," "intend," "ought to," "plan," "project," "potential," "seek," "may," "might," "can," "could," "will," "would," "shall," "should," "is likely to" and the negative form of these words and other similar expressions. This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "confident," and similar expressions. Forward-looking statements are based on management's current expectations, assumptions, and assessments of current market and operating conditions. These statements involve inherent risks, uncertainties, and other factors, many of which are outside the control of the Company, and which could cause actual results to differ materially from those expressed or implied in such statements. Actual results may differ materially from those expressed or implied in forward-looking statements due to a variety of factors and other risks described in the Company's filings with the U.S. Securities and Exchange Commission. All forward-looking statements speak only as of the date of this press release. The Company undertakes no, and expressly disclaims any, obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required under applicable law.

SOURCE Yiren Digital Ltd.

For further information: For further information: Investor Relations, Email: ir@yiren.com; Piacente Financial Communications, Email: yrd@thepiacentegroup.com

https://ir.yiren.com/2026-10-14-Yiren-Digital-Provides-Further-Update-on-Operations